00
8/29/13

[redacted]

SECU[barcode]SION

13014473

OMB APPROVAL	
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Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2012 (MM/DD/YY) AND ENDING 06-30-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Broker/Dealer Concepts, Inc.~~ NewPortX.com

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18004 Sky Park Circle, Ste. 140
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Neilsen 949-783-5064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schild, David
(Name – *if individual, state last, first, middle name*)

18377 Beach Blvd. Ste. 211 (Address) Huntington Beach (City) CA (State) 92648 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18/13

OATH OR AFFIRMATION

I, Eyal Shachar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewportX.com, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

ANITA ATIAS
Commission # 1985705
Notary Public - California
Orange County
My Comm. Expires Jul 21, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

JUNE 30, 2013

Lenning & Co., Inc.
Certified Public Accountants

NEWPORTX.COM

JUNE 30, 2013

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying financial statements of NewportX.com, which comprise the balance sheet as of June 30, 2013, and the statements of income and changes in stockholder's equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such

information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

August 22, 2013

NEWPORTX.COM
BALANCE SHEET
JUNE 30, 2013

ASSETS

CURRENT ASSETS		
Cash		$ 59,107
Accounts receivable		54,773
Prepaid expenses		614
Total current assets		114,494
TOTAL ASSETS		$ 114,494

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to related party		$ 3,445
Total current liabilities		3,445
STOCKHOLDER'S EQUITY		
Common stock, no par value		
Authorized - 100,000,000 shares		
Issued and outstanding - 6,000 shares	$ 6,000	
Additional paid-in capital	15,000	
Retained earnings	90,049	
		111,049
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 114,494

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

REVENUES		
Commissions		$ 318,182
EXPENSES		
Management fees	$ 298,000	
Legal and professional	10,258	
General and administrative	4,516	
		312,774
INCOME FROM OPERATIONS		5,408
OTHER INCOME		
Interest income		397
INCOME BEFORE INCOME TAX EXPENSE		5,805
INCOME TAX PROVISION		(21,918)
NET INCOME		$ 27,723

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balances at June 30, 2012	$ 6,000	$ 15,000	$ 62,326	$ 83,326
Net income	-	-	27,723	27,723
Balances at June 30, 2013	$ 6,000	$ 15,000	$ 90,049	$ 111,049

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 27,723
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) Decrease in:	
Accounts receivable	(6,936)
Prepaid expense	737
Increase (Decrease) in:	
Due to parent company	(21,918)
Due to related party	1,200
Net cash provided (used) by operating activities	806
NET INCREASE IN CASH	806
CASH, beginning of year	58,301
CASH, end of year	$ 59,107

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of NewportX.com is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – The Company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

Commissions received – Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2013.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash deposits with one financial institution. Cash deposits in the financial institution are insured by the FDIC for up to $250,000. At June 30, 2013, the cash balance did not exceed the FDIC limit.

Income taxes – The Company accounts for income taxes under generally accepted accounting principles. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of June 30, 2013, there were no material deferred assets and liabilities.

NOTE 2 – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a tax benefit in the amount of $21,918. Generally accepted accounting principles provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company's returns are subject to examination by Federal and State taxing authorities, generally for three years and four years, respectively, after they are filed.

NOTE 3 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 111,049
Deduct stockholder's equity not allowable for net capital	(55,386)
Net capital	$ 55,663

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company enters into certain transactions involving revenues from a related party. For the year ended June 30, 2013, revenues from the related party were $318,182 or 100% of total revenues. The Company also enters into certain transactions involving the payment of management fees to another related party. For the year ended June 30, 2013, management fees incurred to the related party were $298,000.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at June 30, 2013 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair value at June 30, 2013.

NOTE 6 – SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through August 22, 2013, the date of which the financial statements were available to be issued.

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

NET CAPITAL

Total stockholder's equity	$ 111,049
Deduct stockholder's equity not allowable for net capital:	
Receivables from non-customers	(54,772)
Prepaid expenses	(614)
Total non-allowable assets	(55,386)
Net capital	$ 55,663

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital per above	55,663
Excess net capital	$ 50,663

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Focus report	$ 55,663
Audit adjustments-	-
Net capital per above	$ 55,663

Schedule I

<u>NEWPORTX.COM</u>
<u>COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS</u>
<u>PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION</u>
<u>JUNE 30, 2013</u>

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NEWPORTX.COM
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

August 22, 2013

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the period ended June 30, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is often not practicable in a smaller organization to achieve all the divisions of

duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Co. Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2013
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2012 (MM/DD/YY) AND ENDING 06-30-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broker/Dealer Concepts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18004 Sky Park Circle, Ste. 140
(No. and Street)

Irvine (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Neilsen 949-783-5064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schild, David
(Name – *if individual, state last, first, middle name*)

18377 Beach Blvd. Ste. 211 (Address) Huntington Beach (City) CA (State) 92648 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eyal Shachar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewportX.com, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ANITA ATIAS
Commission # 1985705
Notary Public - California
Orange County
My Comm. Expires Jul 21, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

JUNE 30, 2013

Lenning & Co., Inc.
Certified Public Accountants

NEWPORTX.COM

JUNE 30, 2013

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying financial statements of NewportX.com, which comprise the balance sheet as of June 30, 2013, and the statements of income and changes in stockholder's equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such

information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

August 22, 2013

Lensing & Co. Inc.

NEWPORTX.COM
BALANCE SHEET
JUNE 30, 2013

ASSETS

CURRENT ASSETS		
Cash		$ 59,107
Accounts receivable		54,773
Prepaid expenses		614
Total current assets		114,494
TOTAL ASSETS		$ 114,494

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to related party		$ 3,445
Total current liabilities		3,445
STOCKHOLDER'S EQUITY		
Common stock, no par value		
Authorized - 100,000,000 shares		
Issued and outstanding - 6,000 shares	$ 6,000	
Additional paid-in capital	15,000	
Retained earnings	90,049	
		111,049
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 114,494

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

REVENUES		
Commissions		$ 318,182
EXPENSES		
Management fees	$ 298,000	
Legal and professional	10,258	
General and administrative	4,516	
		312,774
INCOME FROM OPERATIONS		5,408
OTHER INCOME		
Interest income		397
INCOME BEFORE INCOME TAX EXPENSE		5,805
INCOME TAX PROVISION		(21,918)
NET INCOME		$ 27,723

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balances at June 30, 2012	$ 6,000	$ 15,000	$ 62,326	$ 83,326
Net income	-	-	27,723	27,723
Balances at June 30, 2013	$ 6,000	$ 15,000	$ 90,049	$ 111,049

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 27,723
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) Decrease in:	
Accounts receivable	(6,936)
Prepaid expense	737
Increase (Decrease) in:	
Due to parent company	(21,918)
Due to related party	1,200
Net cash provided (used) by operating activities	806
NET INCREASE IN CASH	806
CASH, beginning of year	58,301
CASH, end of year	$ 59,107

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of NewportX.com is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – The Company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

Commissions received – Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2013.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash deposits with one financial institution. Cash deposits in the financial institution are insured by the FDIC for up to $250,000. At June 30, 2013, the cash balance did not exceed the FDIC limit.

Income taxes – The Company accounts for income taxes under generally accepted accounting principles. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of June 30, 2013, there were no material deferred assets and liabilities.

NOTE 2 – INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a tax benefit in the amount of $21,918. Generally accepted accounting principles provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken in its Federal and State tax returns are more likely than not to be sustained upon examination. The Company's returns are subject to examination by Federal and State taxing authorities, generally for three years and four years, respectively, after they are filed.

NOTE 3 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 111,049
Deduct stockholder's equity not allowable for net capital	(55,386)
Net capital	$ 55,663

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company enters into certain transactions involving revenues from a related party. For the year ended June 30, 2013, revenues from the related party were $318,182 or 100% of total revenues. The Company also enters into certain transactions involving the payment of management fees to another related party. For the year ended June 30, 2013, management fees incurred to the related party were $298,000.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at June 30, 2013 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair value at June 30, 2013.

NOTE 6 – SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through August 22, 2013, the date of which the financial statements were available to be issued.

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

NET CAPITAL	
Total stockholder's equity	$ 111,049
Deduct stockholder's equity not allowable for net capital:	
Receivables from non-customers	(54,772)
Prepaid expenses	(614)
Total non-allowable assets	(55,386)
Net capital	$ 55,663
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Net capital per above	55,663
Excess net capital	$ 50,663
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Focus report	$ 55,663
Audit adjustments-	-
Net capital per above	$ 55,663

Schedule I

NEWPORTX.COM
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NEWPORTX.COM
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

August 22, 2013

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the period ended June 30, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is often not practicable in a smaller organization to achieve all the divisions of

duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.